TO SECURITIES EXCHANGE COMMISSION

82-34

Santos

www.santos.com

SUPPL

05010707

RECEIVED

...ugust 2005

Santos to supply gas to another new Australian power station

Santos Limited today announced that it has contracted to supply gas to another major new Australian power station.

Under the agreement, supply for the Kwinana gas fired power station announced yesterday by the WA Government, will come from the John Brookes field.

Santos (BOL) Pty Ltd (45% interest in the John Brookes field) and Apache Northwest Pty Ltd (55% and operator) has contracted with the developers, Wambo Power Ventures to supply the power station's operator, NewGen Power, with 229 petajoules (PJ) of gas over 15 years. The term may be extended by a further 10 years by mutual agreement. First gas is expected to be delivered prior to the end of 2008.

Santos has also secured the potential for further value capture through exposure to the WA electricity market for the generation capacity not required by Western Power.

It is the second major gas supply contract for Santos this year for a new Australian power station. In April the company secured a 10-year contract to supply Queensland's new $340 million Braemar gas-fired power station, also being developed by Babcock & Brown and ERM Power.

It is the second significant contract for the John Brookes field which is being developed by Santos and Apache in production licence WA-29-L in the Carnarvon Basin, offshore Western Australia.

Last year, Newcrest Mining Limited contracted with the John Brookes Joint Venture to provide 120 PJ of gas over 15 years for power generation at the Telfer gold mine, in the Pilbara region of Western Australia.

The John Brookes field which is due to commence production later this year, was discovered in 1998 with the drilling of the John Brookes 1 exploration well and successfully appraised during 2003.

"Winning another major new WA contract is not only good news for Santos and Apache but is a further boost for the development of the Varanus Island gas hub", said Santos' Managing Director, John Ellice-Flint.

PROCESSED

AUG 2 5 2005

THOMSON FINANCIAL

newsrelease

"We are also pleased that John Brookes gas will play a further role in the development of another major WA energy project," he said.

"It is another feather in the cap of our gas commercialisation team and great news for a world demanding lower greenhouse gas emissions from electricity generation."

Interests in the John Brookes Joint Venture are:

Apache Northwest Pty Ltd (Operator)	55%
Santos (BOL) Pty Ltd	45%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Andrew Seaton
(08) 8218 5157 / 0410 431 004

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Mon 22 Aug 2005 02:44:14 AM EDT

SECURITIES EXCHANGE COMMISSION

Number of pages (incl. cover sheet): 7

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7 Dates of entering securities into uncertificated holdings or despatch of certificates		
8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the securities will be offered	
14 Class of securities to which the offer relates	
15 Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17 Policy for deciding entitlements in relation to fractions	
18 Names of countries in which the entity has security holders who will not be sent new issue documents	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**15,490**
39	Class of securities for which quotation is sought	**Fully paid ordinary.**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period for 15,490 shares issued under the Senior Executive Santos Employee Share Purchase Plan. As to 9,663 shares issued on 22 December 2003 at the issue price of $6.38 per share; as to 5,827 shares issued on 1 July 2004 at the issue price of $6.95 per share.**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
590,055,476	**Fully paid ordinary shares.**
6,000,000	**Franked unsecured equity listed securities (FUELS).**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
32,400	**(i) held by eligible employees; and**
120,768	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
61,000	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
51,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
862,600	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
4,225,290	**Executive options issued pursuant to the Santos Executive Share Option Plan.**

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 18 August 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Mon 22 Aug 2005 02:45:51 AM EDT

SECURITIES EXCHANGE COMMISSION

Number of pages (incl. cover sheet): 7

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**125,000**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with the Listing Rules.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**As to 100,000 shares at $6.20 per share; as to 25,000 shares at $6.52 per share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issues consequent upon exercise of 25,000 options granted on 19 October 2001 and 100,000 options granted on 18 June 2002 pursuant to the Santos Executive Share Option Plan.**
7	Dates of entering securities into uncertificated holdings or despatch of certificates	**19 August 2005**

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**590,180,476**	**Fully paid ordinary shares.**
		6,000,000	**Franked unsecured equity listed securities (FUELS).**

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
		32,400	**(i) held by eligible employees; and**
		120,768	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		61,000	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		51,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		862,600	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
		4,100,290	**Executive options issued pursuant to the Santos Executive Share Option Plan.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	

15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	

31 How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do security holders dispose of their entitlements (except by sale through a broker)?

33 Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 19 August 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

SANTOS LTD

Appendix 4D

Half-Year Report under Listing Rule 4.2A

For the period ended 30 June 2005

ABN	Previous corresponding period
80 007 550 923	30 June 2004

2. Results for announcement to the market

				$A million
Revenue from ordinary activities	Up	72.6%	to	1,019.1
Net profit after tax before significant items (underlying profit after tax)	Up	127.8%	to	242.4
Profit from ordinary activities after tax attributable to members	Up	239.4%	to	289.5
Net profit for the period attributable to members	Up	239.4%	to	289.5

Interim Dividends	Amount per security	Franked amount per security at 30% tax
Ordinary securities	18.0¢	18.0¢
Preference securities	$2.6538	$2.6538

Record date for determining entitlements to the dividends	6 September 2005

Brief explanation of any of the figures disclosed above necessary to enable the figures to be understood:

Refer to attached media release for further commentary regarding the half-year 2005 result.

This half-year report is to be read in conjunction with the June 2005 half-year financial report.

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	N/A	N/A

4. Change in ownership of controlled entities

Control gained over entities having material effect

Name of entity	Basin Oil Pty Ltd

	$A million
Date from which control was gained	1 January 2005
Where material to understanding of the report Consolidated profit from ordinary activities after tax of the controlled entity since the date in the current period on which control was acquired	0.8
Profit from ordinary activities after tax of the controlled entity for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

Name of entity	N/A

	$A million
Date from which control was lost	N/A
Consolidated profit from ordinary activities after tax of the controlled entity for the current period to the date of loss of control	N/A
Consolidated profit from ordinary after tax of the controlled entity while controlled during the whole of the previous corresponding period	N/A

5. Dividends

Date the dividend is payable	30 September 2005

	Current period $A million	Previous corresponding period $A million
Ordinary securities	106.2	87.5
Preference securities	15.9	11.5
Total	122.1	99.0

None of these dividends are foreign sourced.

6. Dividend Reinvestment Plans

The dividend or distribution plans shown below are in operation.

The Santos Dividend Reinvestment Plan is in operation. Shares are allocated at the daily weighted average market price of the Company's shares on the ASX over a period of 7 business days commencing on the business day after the Dividend Record Date. The Board has determined that no discount will apply.

The last date for receipt of election notices for the dividend or distribution plans	6 September 2005

7. Details of associates and joint venture entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal	
	Current period $A million	Previous corresponding period $A million
N/A	N/A	N/A

Santos

www.santos.com

25 August 2005

Santos reports first half profit of $290 million

- **First half net profit after tax up 240% to $290 million**
- **Underlying profit up 48% to $242 million**
- **Cash flow up over 190% to $565 million**
- **Interim dividend up 20% to 18 cents per share**
- **Revised 2005 production forecast of 55 mmboe – up 17% on 2004**
- **Strong growth outlook**

Santos Limited today announced a record $290 million net profit after tax for the six months to 30 June 2005.

This compares with net profit of $85 million in the first half of 2004 when earnings were impacted by the loss of production caused by the Moomba incident.

The 2005 first half result is favourably impacted by the partial reversal of impairment write-downs booked on transition to the Australian equivalent of International Financial Reporting Standards (A-IFRS), which is not considered part of the underlying profit.

The profit was achieved on opening half sales revenue that topped the $1 billion level for the first time, representing a 73% increase on the first half of 2004.

Cash flow from the Company's operating activities was up over 190% to $565 million.

First half production rose 24% from 21.2 mmboe to 26.3 mmboe and included the benefit of the Company's Mutineer-Exeter oil field off Western Australian coming on stream ahead of schedule.

Santos has increased its forecast full year production to 55 mmboe compared with 47 mmboe in 2004.

A further production increase of at least 10% is forecast for the 2006 calendar year.

Directors increase interim dividend to 18 cents

Directors have declared an increased fully franked interim dividend of 18 cents per ordinary share – a 20% improvement on the 2004 interim dividend of 15 cents per share.

Santos' Chairman, Mr Stephen Gerlach, said the increase in interim dividend reflects the Board's continued confidence in Santos' growth outlook, and follows a rise in last year's total annual dividend from 30 cents to a fully franked 33 cents per share.

newsrelease

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

"Santos is delivering" – Managing Director

"The record first half result demonstrates the ways in which Santos' strategy is building earnings momentum, whilst at the same time progressing options for future value creation," the Company's Managing Director, Mr John Ellice-Flint, said today.

"The higher profit and interim dividend reflect our growing production profile and the increased proportion of liquids versus gas in our production mix," Mr Ellice-Flint said.

"The drivers behind this improvement in liquids mix are new projects such as Mutineer-Exeter, Bayu-Undan and an expanded Cooper Basin oil exploitation program."

"Our sales revenues and increased margins reflect the strong oil price and a 10% increase in the average gas price across our portfolio."

Unprecedented number of new projects

This result has further highlighted the unprecedented number of projects that have either recently come on stream or are in development.

Three new projects – Bayu-Undan liquids, Minerva and Mutineer-Exeter – have added to the Company's production profile in the past year.

Five new offshore projects will commence production over the next 18 months, including John Brookes, Casino, Oyong, Maleo and the LNG phase of Bayu-Undan.

These projects are in addition to development activities in the Company's existing onshore assets where the focus remains on drilling, completing and connecting wells to extend and grow production.

Significantly for Santos, its key growth projects are in most cases performing above expectations, including:

- **Mutineer-Exeter**

  Production from this Santos operated oil field has continued to perform well since commencing production at the end of the first quarter.

  Oil production during the first half - including the ramp up phase - averaged 72,000 barrels per day, and current production is consistently in excess of 80,000 barrels per day.

  Project pay-back has been rapid - in fact, the entire gross capital cost of around $440 million has already been recovered.

  The Mutineer 11 appraisal well drilled in May was a positive result. Two additional development wells will now be drilled next year, one on Mutineer and the other on Exeter.

- **Bayu-Undan**

Production from the Bayu-Undan liquids phase commenced in the first quarter of 2004 and since that time the field has exceeded expectations, with current gross liquids production of over 100,000 barrels per day.

Since the end of the half, formal LNG sales contracts have been signed and first gas has been introduced into the pipeline from the platform to the LNG plant under construction at Wickham point near Darwin.

Current exploration activity in the region – including the Caldita well which is currently drilling, and the upcoming Firebird well - is aimed at proving up additional gas, and potentially liquids, to provide feedstock for an expansion of Bayu-Undan LNG production.

- **John Brookes**

Production from the John Brookes field is expected within the next few weeks, following recent successful development and appraisal drilling.

The scope of work for the development has been increased post sanction, reflecting the potential for higher production due to increased reserves, and also the need to add CO_2 removal facilities.

Since the end of the half, additional volumes of John Brookes gas have been commercialised, with the sale of 229 PJ to a new gas fired power station to be built in Kwinana.

- **Casino**

The first half saw the development wells successfully drilled on the Santos operated Casino field with higher than expected flow rates and good reservoir quality.

The recent Henry gas discovery, just 8.5 kilometres north of Casino, should be readily commercialised due to Santos' pre-existing option to deliver more gas into the contract with TRU Energy.

Exploration

Santos' exploration program delivered a 22% wildcat success rate in the first half with two discoveries from nine wildcat wells – Hiu Aman in the deep water Kutei Basin and Hurricane in the offshore Carnarvon.

The remainder of our 2005 exploration drilling program includes 19 wildcat exploration wells across a range of areas in Australia and internationally.

The first of these, Henry 1 is a commercial discovery.

Outlook

Mr Ellice-Flint said Santos' Australian oil and domestic gas businesses provide the Company with strong and predictable cashflows, together with incremental growth opportunities – and will continue to do so for many years to come.

"The growth in operating cash flow bodes well for our ability to invest in growth projects, whilst continuing to reward shareholders via dividend payments," he said.

Mr Ellice-Flint said Santos had a large number of options to continue to satisfy eastern seaboard gas markets due to the Company's infrastructure and supply position.

"We have already demonstrated our ability to create value through innovative contracting for the Casino gas field, and with gas swaps through several states and joint ventures," he said.

"In addition, our unique gas storage capabilities in Moomba and south western Queensland provide us with flexibility and security of supply advantages, the value of which are increasingly being recognised by the market."

Tipperary acquisition

Mr Ellice-Flint said the proposed US$466 million Tipperary acquisition will underpin Santos' core position as a major supplier of gas to eastern Australia.

"Integrating the Fairview operation into Santos' existing business, and further monetising the large uncommitted reserves will be the key priorities for Santos once the acquisition is completed later this year," he said.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries	Investor enquiries
Kathryn Mitchell	Andrew Seaton
(08) 8218 5260 / 0407 979 982	(08) 8218 5157 / 0410 431 004

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission).

SANTOS 2005 HALF YEAR RESULTS

	Half Year Ended		% Increase (Decrease)
	30/06/05	30/06/04	
FINANCIAL PERFORMANCE *($million)*			
Product sales	1,019.1	590.5	72.6
Cash costs - cost of sales	(299.5)	(212.5)	40.9
- selling, FX, corporate admin and other	(37.2)	(31.8)	17.0
Other revenue from ordinary activities	12.7	9.2	38.0
Earnings before interest, tax, depreciation, amortisation, exploration and impairment (EDITDAX)	695.1	355.4	95.6
Depreciation, depletion and amortisation	(274.7)	(173.1)	58.7
Exploration and evaluation expensed	(71.3)	(37.2)	91.7
Impairment reversal	97.5	-	n/a
Earnings before interest and tax	446.6	145.1	207.8
Finance costs	(24.7)	(20.9)	18.2
Profit from ordinary activities before income tax expense	421.9	124.2	239.7
Income tax expense relating to ordinary activities	(132.4)	(38.9)	240.4
Net profit after income tax attributable to shareholders	289.5	85.3	239.4
Basic earnings per share *(cents)*	46.9	12.6	272.2
Ordinary dividend per share *(cents, fully franked)*	18.0	15.0	20.0
CASH FLOW *($million)*			
Net cash provided by operating activities	565.3	192.6	193.5
- per share *(cents)*	95.8	32.9	191.2
FINANCIAL POSITION *($million)*			
Total equity	2,554.5	2,024.9	26.2
Total assets	5,285.9	4,447.9	18.8
Net debt	1,293.5	1,236.5	4.6
CAPITAL EXPENDITURE *($million)*			
Exploration expenditure	78.5	41.1	91.0
Delineation expenditure	43.9	44.2	(0.7)
Development expenditure (includes construction and fixed assets)	340.4	304.8	11.7
Total	462.8	390.1	
RATIOS			
Gearing (Net debt/Net debt plus equity) *(%)*	33.6	37.9	
Return on average shareholders' equity (%) *(annualised)*	23.6	8.5	
Return on average capital employed *(%) (annualised)*	16.8	6.6	

2005 FIRST HALF FINANCIAL PERFORMANCE

Sales Volumes

Sales volumes increased by 6.7 million barrels of oil equivalent (mmboe) to 28.7 mmboe in the six months to 30 June 2005 due primarily to higher production volumes resulting from the start up of the Mutineer Exeter field, four and a half months of production from Bayu Undan, acquisitions and recovery from the Moomba incident.

Product Sales

First half sales revenue of $1,019 million was $429 million (or 73%) above the 2004 first half, due primarily to higher production and higher prices for both oil and gas.

Cost of Sales

Cost of sales increased by $87 million to $300 million reflecting increased production from new fields, acquisitions, recovery from the Moomba incident and third party gas purchases. Gas was purchased to rebuild storage lost as a result of the Moomba incident and to meet gas commitments for the East Spar field which was shut-in during the half.

Depreciation, depletion and amortisation expense was $275 million, an increase of $102 million, primarily due to increased production, the write-off of undepreciated East Spar assets and the impairment reversal discussed below.

Exploration and evaluation expensed

Exploration and evaluation costs expensed were $71 million compared to $37 million in the previous corresponding period due primarily to increased drilling activity.

Impairment Reversal

An impairment reversal was booked in the period. The Australian equivalent of International Financial Reporting Standards (A-IFRS) require assets to be written down when a deficit is evident between an asset's carrying value and an estimate of its future discounted cashflows. On transition to A-IFRS, Santos booked an impairment loss of $351 million in the January 2004 accounts. An impairment loss is reversed when there has been an increase in the estimated future discounted cashflows of an asset for which an impairment loss has previously been reported. Significantly higher oil prices at the end of June 2005 have resulted in a write-back of $98 million (before tax), and increased depreciation, depletion and amortisation as a result of higher asset values.

Net Profit After Income Tax Attributable To Shareholders

A net operating profit after tax of $290 million was achieved. Earnings per share were 46.9 cents, an increase of 273 percent. Net profit after tax before significant items (underlying profit after tax) was $242 million.

CASH FLOW AND FINANCIAL POSITION

Cash flow from operating activities was $565 million, $373 million higher than in the 2004 first half due primarily to higher sales volumes and prices.

Operating cash flow per share was 95.8 cents compared with 32.9 cents in the 2004 first half.

Dividends paid to shareholders on ordinary and redeemable convertible preference shares totalled $101.0 million in the 2005 first half.

The net debt to net debt plus equity ratio (gearing) at the end of the 2005 first half was 33.6%, up from 32.4 % at the end of December 2004 due to increased borrowings to fund the ongoing capital programme.

Santos Ltd
ABN 80 007 550 923

Santos

SANTOS LTD
(INCORPORATED IN SOUTH AUSTRALIA ON 18 MARCH 1954)
AND CONTROLLED ENTITIES

CONSOLIDATED INTERIM FINANCIAL REPORT
30 JUNE 2005

SANTOS LTD AND CONTROLLED ENTITIES

INTERIM INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2005

	Note	CONSOLIDATED 30 June 2005 $million	30 June 2004 $million
Product sales	2	1,019.1	590.5
Cost of sales	3	(572.8)	(384.6)
Gross profit		446.3	205.9
Other income	2	12.7	9.2
Other expenses	3	(12.4)	(70.0)
Operating profit before net financing costs		446.6	145.1
Interest income		4.5	2.2
Finance costs	5	(29.2)	(23.1)
Net financing costs		(24.7)	(20.9)
Profit before tax		421.9	124.2
Income tax expense		(132.4)	(38.9)
Net profit after income tax attributable to the shareholders of Santos Ltd		289.5	85.3
Earnings per share (cents):			
Basic		46.9	12.6
Diluted		44.5	12.6

The income statement is to be read in conjunction with the notes to the consolidated interim financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

INTERIM BALANCE SHEET

AS AT 30 JUNE 2005

	Note	CONSOLIDATED 30 June 2005 $million	31 December 2004 $million
Current assets			
Cash and cash equivalents		203.9	125.7
Receivables		403.0	406.6
Inventories		144.9	116.8
Other		20.3	21.3
Total current assets		772.1	670.4
Non-current assets			
Exploration and evaluation assets	7	309.0	272.0
Oil and gas assets	8	4,020.4	3,737.5
Other land, buildings, plant and equipment		60.4	66.9
Equity securities available for sale		1.7	1.2
Deferred tax assets		50.5	61.5
Other		71.8	8.3
Total non-current assets		4,513.8	4,147.4
Total assets		5,285.9	4,817.8
Current liabilities			
Payables		378.1	370.5
Deferred income		5.8	5.8
Interest-bearing liabilities		55.6	49.9
Current tax liabilities		51.7	14.0
Provisions		57.3	46.8
Other		11.5	14.6
Total current liabilities		560.0	501.6
Non-current liabilities			
Deferred income		13.9	16.3
Interest-bearing liabilities		1,441.8	1,209.5
Deferred tax liabilities		504.6	493.6
Provisions		211.1	202.2
Other		-	33.9
Total non-current liabilities		2,171.4	1,955.5
Total liabilities		2,731.4	2,457.1
Net assets		2,554.5	2,360.7
Equity			
Issued capital	9	2,175.5	2,141.7
Reserves		(199.0)	(192.4)
Retained profits		578.0	411.4
Total equity		2,554.5	2,360.7

The balance sheet is to be read in conjunction with the notes to the consolidated interim financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE SIX MONTHS ENDED 30 JUNE 2005

		CONSOLIDATED	
	Note	**30 June 2005 $million**	**30 June 2004 $million**
Adjustment on initial adoption of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement", net of tax, to:			
Retained profits	14	(2.4)	-
Reserves	14	(6.7)	-
Change in fair value of equity securities available for sale, net of tax		(0.7)	-
Foreign exchange translation differences		11.0	54.3
Net loss on hedge of net investment in foreign subsidiaries		(11.0)	(26.1)
Actuarial gain on defined benefits plans, net of tax		-	2.1
Cash flow hedges:			
Gains taken to equity		0.8	-
Net (expense) / income recognised directly in equity		(9.0)	30.3
Profit for the period		289.5	85.3
Total recognised income and expense for the period attributable to the shareholders of Santos Ltd		280.5	115.6

Other movements in equity arising from transactions with owners as owners are set out in notes 6 and 9.

The statement of changes in equity is to be read in conjunction with the notes to the consolidated interim financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

INTERIM CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2005

	CONSOLIDATED	
	30 June 2005 $million	**30 June 2004 $million**
Cash flows from operating activities		
Receipts from customers	991.9	638.4
Interest received	4.5	1.7
Overriding royalties received	6.1	5.8
Insurance proceeds received	41.0	-
Pipeline tariffs and other receipts	21.9	14.3
Payments to suppliers and employees	(333.2)	(303.1)
Royalty, excise and PRRT payments	(72.8)	(68.9)
Borrowing costs paid	(31.7)	(30.3)
Income taxes paid	(62.4)	(65.3)
Net cash provided by operating activities	565.3	192.6
Cash flows from investing activities		
Payments for:		
Exploration and evaluation expenditure	(177.8)	(107.4)
Oil and gas assets expenditure	(365.8)	(268.0)
Acquisitions of oil and gas assets	-	1.3
Acquisitions of controlled entities	(83.1)	-
Restoration expenditure	(0.2)	(1.9)
Other investing activities	(0.2)	-
Proceeds from disposal of non-current assets	56.0	11.3
Net cash used in investing activities	(571.1)	(364.7)
Cash flows from financing activities		
Dividends paid	(101.0)	(99.2)
Proceeds from issues of ordinary shares	14.4	1.6
Net drawdown of borrowings	170.2	325.7
Net cash provided by financing activities	83.6	228.1
Net increase in cash	77.8	56.0
Cash at the beginning of the period	125.7	111.1
Effects of exchange rate changes on the balances of cash held in foreign currencies	0.4	2.1
Cash at the end of the period	203.9	169.2

The cash flow statement is to be read in conjunction with the notes to the consolidated interim financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

1. Statement of Accounting Policies

Santos Ltd ("the Company") is a company domiciled in Australia. The consolidated interim financial report of the Company for the six months ended 30 June 2005 comprises the Company and its controlled entities ("the consolidated entity").

The consolidated interim financial report was authorised for issue by the Directors on 25 August 2005.

(a) Basis of Preparation

This consolidated interim financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001.

International Financial Reporting Standards ("IFRS") form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS ("AIFRS").

This is the consolidated entity's first AIFRS consolidated interim financial report for part of the period covered by the first AIFRS annual financial report and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards". The consolidated interim financial report does not include all of the information required for a full annual financial report.

The interim financial report is to be read in conjunction with the most recent annual financial report, however, the basis of their preparation is different to that of the most recent annual financial report due to the first time adoption of AIFRSs. This report must also be read in conjunction with any public announcements made by Santos Ltd during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

An explanation of how the transition to AIFRSs has affected the reported financial position, financial performance and cash flows of the consolidated entity is provided in note 13. This note includes reconciliations of equity and profit for comparative periods reported under Australian GAAP ("previous GAAP") to those reported for those periods under AIFRSs.

The financial report is presented in Australian dollars.

The interim financial report is prepared on the historical cost basis except that derivative financial instruments and financial instruments classified as available-for-sale are stated at their fair value.

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest million dollars, unless otherwise stated.

The preparation of an interim financial report in accordance with AASB 134 "Interim Financial Reporting" requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

1. Statement of Accounting Policies (continued)

(a) Basis of Preparation (continued)

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

This consolidated interim financial report has been prepared on the basis of AIFRSs on issue that are effective or available for early adoption at the consolidated entity's first AIFRS annual reporting date, 31 December 2005. Based on these AIFRSs, the Board of Directors have made assumptions about the accounting policies expected to be adopted when the first AIFRS annual financial report is prepared for the year ended 31 December 2005. The consolidated entity has elected to early adopt revised accounting standard AASB 119 "Employee Benefits" in these interim financial statements.

The Australian Accounting Standards and UIG Interpretations that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 31 December 2005 are still subject to change therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first AIFRS financial statements are prepared at 31 December 2005.

The preparation of the consolidated interim financial report in accordance with AASB 134 "Interim Financial Reporting" resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under previous GAAP. Except for the change in accounting policy relating to classification and measurement of financial instruments (refer note 14), the accounting policies set out below have been applied consistently to all periods presented in the consolidated interim financial report, and in preparing an opening AIFRS balance sheet at 1 January 2004 for the purpose of transition to Australian Accounting Standards – AIFRSs. The policies applied to financial instruments for 2004 and 2005 are disclosed in note 1(f).

The accounting policies have been consistently applied by the entities in the consolidated entity.

(b) Principles of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

The balances and effects of all transactions between controlled entities are eliminated in full on consolidation.

1. Statement of Accounting Policies (continued)

(b) Principles of consolidation (continued)

Jointly controlled operations and assets
The interests of the consolidated entity in unincorporated joint ventures and jointly controlled assets are brought to account by recognising in the financial statements the assets it controls, the expenses and liabilities it incurs, and the income from the sale or use of its share of the production of the joint venture.

(c) Impairment

The carrying amounts of the consolidated entity's assets, other than inventories and deferred tax assets, are reviewed at each balance date to determine whether there is any indication of impairment. Where an indicator of impairment exists a formal estimate of the recoverable amount is made.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

Calculation of recoverable amount
The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment
An impairment loss is reversed if there has been an increase in the estimated recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(d) Acquisition of assets

All assets acquired are recorded at their cost of acquisition, being the amount of cash or cash equivalents paid and the fair value of any other consideration given.

The cost of an asset comprises the purchase price including any incidental costs directly attributable to the acquisition; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating; and the initial estimate of the costs of dismantling and removing the asset and restoring the site on which it is located.

On acquisition of a controlled entity, the identifiable net assets acquired are recorded at their fair values.

Assets transferred between entities within the consolidated entity are recognised by the acquiring entity at fair value.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

1. Statement of Accounting Policies (continued)

(e) Foreign currency

Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance date are translated at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at the dates the fair value was determined.

Financial statements of foreign operations
The assets and liabilities of foreign operations are translated at the exchange rate ruling at balance date. The revenues and expenses of foreign operations are translated at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation are recognised directly in the foreign currency translation reserve

Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the foreign currency translation reserve. They are released into the income statement upon disposal of the foreign operation.

(f) Derivative financial instruments

The consolidated entity uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives used are forward foreign exchange contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps and options, commodity crude oil price swap and option contracts and natural gas swap and option contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The consolidated entity does not trade in derivative financial instruments for speculative purposes.

From 1 January 2004 to 31 December 2004
The consolidated entity has taken the exemption available under AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" to apply AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" from 1 January 2005. The consolidated entity has applied previous GAAP in the comparative financial information on financial instruments within the scope of AASB 132 and AASB 139. The quantitative effect of the change in accounting policy is set out in note 14.

For further information on previous GAAP refer to the annual report for the year ended 31 December 2004.

1. Statement of Accounting Policies (continued)

(f) Derivative financial instruments (continued)

From 1 January 2005 onwards
Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged, otherwise the gain or loss on re-measurement to fair value is recognised immediately in profit or loss.

The fair value of interest rate swaps is the estimated amount that the consolidated entity would receive or pay to terminate the swap at balance date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at balance date, being the present value of the quoted forward price.

Fair value hedge
Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment (or an identified portion of such asset, liability or firm commitment), any gain or loss on the hedging instrument is recognised in the income statement. The hedged item also is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Cash flow hedge
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e. when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

1. Statement of Accounting Policies (continued)

(f) Derivative financial instruments (continued)

Hedge of monetary assets and liabilities
When a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

Hedge of net investment in foreign operation
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

(g) Revenue

Product sales, equipment rentals and pipeline tariffs, overriding royalties and other income are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Interest revenue is recognised as it accrues. Dividend income from controlled entities is recognised as revenue as dividends are declared and from other parties as dividends are received.

The gain or loss arising on disposal of a non-current asset is included as revenue at the date control of the asset passes to the buyer. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(h) Government royalties and petroleum resource rent tax

Government royalties and petroleum resource rent tax ("PRRT") are recognised as an expense when the related sales are recognised or related production takes place and an amount calculated in accordance with government legislative requirements will be payable on those sales.

(i) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(j) Cash

For the purposes of the cash flow statement, cash includes cash on hand, cash at bank and short-term deposits at call.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

1. Statement of Accounting Policies (continued)

(k) Receivables

Trade debtors and other receivables are recorded at amounts due. A provision is made for any doubtful debts based on a review of collectability of outstanding amounts at balance date. Bad debts are written off in the period they are identified.

(l) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is determined as follows:

(i) drilling and maintenance stocks, which include plant spares, maintenance and drilling tools used for ongoing operations, are valued at average cost; and

(ii) petroleum products, which comprise extracted crude oil, liquefied petroleum gas, condensate and naphtha stored in tanks and pipeline systems and processed sales gas and ethane stored in subsurface reservoirs, are valued using the absorption cost method.

(m) Exploration and evaluation expenditure

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting. The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalised as an intangible asset.

Areas of interest are recognised at the cash generating unit level, being the smallest grouping of assets generating independent cash flows which usually represents an individual oil or gas field.

When an oil or gas field has been approved for development the accumulated exploration and evaluation costs are transferred to Oil and Gas Assets – Assets in Development.

(n) Oil and gas assets

Assets in Development
The costs of oil and gas assets in the development phase are separately accounted for and include past exploration and evaluation costs, development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings.

When production commences the accumulated costs are transferred to Oil and Gas Assets – Producing Assets.

Producing Assets
The costs of oil and gas assets in production are separately accounted for and include past exploration and evaluation costs, past development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings.

These costs are subject to depreciation and depletion in accordance with the policy outlined in note 1(s).

1. Statement of Accounting Policies (continued)

(o) Leases

Operating lease payments, where the lessor effectively retains substantially all the risks and rewards of ownership of the leased items, are expensed on a straight line basis over the term of the lease.

(p) Interest-bearing liabilities

Interest-bearing liabilities are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(q) Capitalisation of borrowing costs

Borrowing costs, including preproduction interest, finance charges and foreign currency gains and losses on the interest costs of foreign currency borrowings, relating to major oil and gas assets under development up to the date of commencement of commercial operations, are capitalised as a component of the cost of development. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rate.

Borrowing costs incurred after commencement of commercial operations are expensed.

(r) Deferred income

A liability is recorded for obligations under sales contracts to deliver natural gas in future periods for which payment has already been received.

(s) Depreciation and depletion

Depreciation charges are calculated to write-off the depreciable value of buildings, plant and equipment over their estimated economic useful lives to the entity. Each component of an item of buildings, plant and equipment with a cost that is significant in relation to the total cost of asset shall be depreciated separately. The residual value, useful life and depreciation method applied to an asset is reviewed at the end of each annual reporting period.

Depreciation of onshore buildings, plant and equipment and corporate assets is calculated using the straight line method of depreciation on an individual asset basis from the date the asset is available for use.

The useful lives for each class of onshore asset will vary depending on their individual technical and economic characteristics but will generally fall within the following ranges:

• Plant and equipment	
▪ Computer equipment	3 - 5 years
▪ Motor vehicles	4 - 7 years
▪ Furniture and fittings	10 - 20 years
▪ Pipelines	10 - 30 years
▪ Plant and facilities	10 - 50 years
• Buildings	20 - 50 years

1. Statement of Accounting Policies (continued)

(s) Depreciation and depletion (continued)

Depreciation of offshore plant and equipment is calculated using the unit of production method on a cash generating unit basis from the date of commencement of production.

Depletion charges are calculated using a unit of production method based on heating value which will amortise the cost of carried forward exploration and development expenditure over the life of the Proven plus Probable ("2P") reserves in a cash generating unit, together with future costs necessary to develop the hydrocarbon reserves in the respective cash generating units.

The heating value measurement used for the conversion of volumes of different hydrocarbon products is barrels of oil equivalent.

Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences.

(t) Restoration

Provisions for future environmental restoration are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements and technology. Future restoration costs are reviewed annually and any changes are reflected in the present value of the restoration provision at the end of the reporting period.

The amount of the provision for future restoration costs relating to exploration and development activities is capitalised as a component of the cost of those activities.

The unwinding of the effect of discounting on the provision is recognised as a finance cost.

(u) Employee benefits

Wages, salaries and annual leave
Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long-term service benefits
Long service leave is provided in respect of all employees, based on the present value of the estimated future cash outflow to be made resulting from employees' services up to balance date. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the consolidated entity's obligations.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

1. Statement of Accounting Policies (continued)

(u) Employee benefits (continued)

Defined contribution plans
The Company and several controlled entities contribute to a number of defined contribution superannuation plans. Obligations for contributions are recognised as an expense in the income statement as incurred.

Defined benefit plan
The consolidated entity has early adopted the revised AASB 119 "Employee Benefits".

The consolidated entity's net obligation in respect of the defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at balance sheet date on government bonds that have maturity dates approximating the terms of the consolidated entity's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of the plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to AIFRSs, were recognised. Actuarial gains or losses that arise subsequent to 1 January 2004 in calculating the consolidated entity's obligation in respect of the plan are recognised directly in retained earnings.

When the calculation results in plan assets exceeding liabilities to the consolidated entity, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Share-based payment transactions
The Santos Executive Share Option Plan allows eligible executives to acquire shares in the capital of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the executive becomes unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes option pricing model, taking into account the terms and conditions upon which the options where granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Shares issued under the Santos Employee Share Purchase Plan are recorded as issued capital at the fair value of the consideration received, if any.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

1. Statement of Accounting Policies (continued)

(u) Employee benefits (continued)

The fair value of shares issued to eligible employees for no cash consideration under the Santos Employee Share Acquisition Plan is expensed over a three-year vesting period.

The Santos Executive Share Plan was discontinued in 1997 and there has been no further issue of shares under the Plan.

(v) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

	CONSOLIDATED	
	30 June 2005 $million	**30 June 2004 $million**
2. Revenue		
Product sales:		
Gas and ethane	400.7	296.8
Crude oil	378.6	229.5
Condensate and naphtha	163.0	51.2
Liquefied petroleum gas	76.8	13.0
	1,019.1	590.5
Other income:		
Overriding royalties	6.2	5.8
Equipment rentals, pipeline tariffs and other	9.6	3.8
Net loss on sale of non-current assets	(3.1)	(0.4)
	12.7	9.2
3. Expenses		
Cost of sales:		
Production costs	165.3	126.7
Pipeline tariffs and tolls	16.6	17.4
Royalty, excise and PRRT	75.8	65.6
Depreciation and depletion	273.3	172.1
Third party gas purchases	58.8	2.7
(Increase) / decrease in product stock	(17.0)	0.1
	572.8	384.6
Other:		
Selling, general and administrative expenses:		
Operating expenses	26.0	33.6
Depreciation	1.4	1.0
	27.4	34.6
Foreign exchange losses / (gains)	11.8	(1.8)
Hedge ineffectiveness gain	(0.6)	-
Exploration and evaluation expensed (refer note 7)	71.3	37.2
Impairment reversal (refer note 8)	(97.5)	-
	12.4	70.0

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

	CONSOLIDATED	
	30 June 2005 $million	30 June 2004 $million

3. Expenses (continued)

Included in Expenses are the following items:

Incremental depreciation and depletion associated with impairment reversal included in depreciation and depletion	11.6	-
Accelerated depreciation due to East Spar shut-in included in depreciation and depletion	18.5	-
Costs associated with Moomba liquids recovery plant fire included in production costs	-	8.3
Organisation restructure costs included in selling, general and administrative expenses	-	21.8
	30.1	30.1

4. Earnings

Earnings before interest, tax, depreciation, depletion, exploration and impairment ("EBITDAX") is calculated as follows:

Profit before tax	421.9	124.2
Add back:		
Net financing costs	24.7	20.9
Earnings before interest and tax (EBIT)	446.6	145.1
Add back:		
Exploration and evaluation expensed	71.3	37.2
Impairment reversal	(97.5)	-
Depreciation and depletion	274.7	173.1
EBITDAX	695.1	355.4

5. Finance Costs

Interest paid to third parties	36.7	30.8
Unwind of the effect of discounting on provisions (refer note 1(t))	6.9	9.1
	43.6	39.9
Less borrowing costs capitalised	(14.4)	(16.8)
	29.2	23.1

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

	CONSOLIDATED	
	30 June 2005 $million	**30 June 2004 $million**

6. Dividends

Dividends paid by Santos Ltd

Ordinary shares		
Final dividend of 18 cents per ordinary share (2004: 15 cents) paid on 31 March 2005, fully franked	105.8	87.7
Preference shares		
Preferential, non-cumulative dividend of $2.4497 per redeemable convertible preference share paid on 31 March 2005, fully franked	14.7	-
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share paid on 31 March 2004, fully franked	-	11.5
	14.7	11.5
	120.5	99.2

Subsequent to reporting date:

Since 30 June 2005, the Directors have declared the following dividends payable on 30 September 2005. The dividends have not been provided for and there are no income tax consequences.

Interim dividend of 18.0 cents per ordinary share, fully franked	106.2
Preferential, non-cumulative dividend of $2.6538 per redeemable convertible preference share, fully franked	15.9
	122.1

The financial effect of these dividends have not been brought to account in the consolidated financial statements for the period ended 30 June 2005 and will be recognised in subsequent financial reports.

7. Exploration and Evaluation Assets

	30 June 2005 $million	**31 December 2004 $million**
Balance at the beginning of the period	272.0	277.7
Expenditure incurred	122.4	216.5
Acquisitions, disposals and foreign exchange	17.8	(2.1)
Expensed during the period	(71.3)	(117.4)
Transferred to Oil and Gas - Assets in Development	(31.9)	(102.7)
Balance at the end of the period	309.0	272.0

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

	CONSOLIDATED	
	30 June 2005 $million	31 December 2004 $million
8. Oil and Gas Assets		
Assets in Development		
Balance at the beginning of the period	550.0	495.2
Expenditure incurred	145.3	362.4
Transferred from Exploration and Evaluation Assets	31.9	102.7
Disposals (written down value)	-	-
Transferred to Producing Assets	(237.4)	(395.9)
Foreign exchange	4.1	(14.4)
Balance at the end of the period	493.9	550.0
Producing Assets		
Balance at the beginning of the period	3,187.5	2,762.5
Expenditure incurred	190.5	340.7
Transferred from Assets in Development	237.4	395.9
Acquisitions	65.1	181.8
Depreciation and depletion	(263.8)	(450.5)
Disposals (written down value)	-	(35.0)
Impairment reversals	97.5	7.5
Foreign exchange	12.3	(15.4)
Balance at the end of the period	3,526.5	3,187.5
	4,020.4	3,737.5

Impairment reversal

During the six months ended 30 June 2005, the consolidated entity reassessed the recoverable amount of its oil and gas assets in light of the increased oil prices and $97.5 million (30 June 2004: nil) of previously recognised impairment losses were reversed. The estimates of recoverable amounts were based on the assets value in use, determined using a discount rate of 8.8% (2004: 8.8%).

	30 June 2005	31 December 2004	30 June 2005	31 December 2004
	Number of Shares		$million	$million
9. Issued Capital				
Movement in fully paid ordinary shares				
Balance at start of period	585,520,675	584,475,013	1,557.2	1,550.8
Issuance of ordinary shares:				
Santos Executive Share Plan	68,500	50,000	0.2	0.1
Santos Employee Share Acquisition Plan	-	157,014	-	1.3
Santos Employee Share Purchase Plan	-	123,648	-	0.9
Shares issued on exercise of options	2,404,172	715,000	14.2	4.1
Dividend Reinvestment Plan	2,165,297	-	19.4	-
Balance at end of period	590,158,644	585,520,675	1,591.0	1,557.2
Preference shares				
Redeemable convertible preference shares	6,000,000	6,000,000	584.5	584.5
			2,175.5	2,141.7

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

10. Segment Information

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Geographic Segments
The consolidated entity operates primarily in Australia but also has international operations in the United States, Papua New Guinea, Indonesia and Egypt.

	AUSTRALIA		INTERNATIONAL		CONSOLIDATED	
	30 June 2005 $million	30 June 2004 $million	30 June 2005 $million	30 June 2004 $million	30 June 2005 $million	30 June 2004 $million
Geographic segments						
Revenue						
Total segment revenue	944.5	554.6	86.3	44.3	1,030.8	598.9
Other unallocated revenue					1.0	0.8
Total revenue					1,031.8	599.7
Results						
Segment results before significant items	406.1	184.9	(8.3)	2.5	397.8	187.4
Significant items:						
Impairment reversal net of depreciation and depletion expense	85.9	-	-	-	85.9	-
Accelerated depreciation due to East Spar shut-in	(18.5)	-	-	-	(18.5)	-
Costs associated with Moomba liquids recovery plant fire	-	(8.3)	-	-	-	(8.3)
Organisation restructure costs	-	(21.1)	-	(0.7)	-	(21.8)
Segment results	473.5	155.5	(8.3)	1.8	465.2	157.3
Unallocated corporate expenses					(18.6)	(12.2)
Earnings before interest And tax					446.6	145.1
Unallocated net financing costs					(24.7)	(20.9)
Profit before tax					421.9	124.2
Income tax expense					(132.4)	(38.9)
Net profit after income tax attributable to the shareholders of Santos Ltd					289.5	85.3

11. Acquisition / Disposal of Controlled Entities

(a) Acquisitions of controlled entities

2005

On 17 February 2005 the consolidated entity acquired 100% beneficial interest in Basin Oil Pty Ltd for $89.6 million.

The subsidiary contributed profit of $0.8 million to the consolidated net profit for the six months ended 30 June 2005.

The acquisition had the following effect on the consolidated entity's assets and liabilities.

	Recognised values $million	Fair value adjustments $million	Carrying amounts $million
Cash	6.5	-	6.5
Receivables	3.0	-	3.0
Inventories	2.2	1.9	4.1
Exploration and evaluation assets	16.0	-	16.0
Oil and gas assets	68.3	(0.7)	67.6
Deferred tax assets	-	0.2	0.2
Payables	(4.5)	-	(4.5)
Provisions	(3.3)	-	(3.3)
Net identifiable assets and liabilities	88.2	1.4	89.6
Cash paid			88.2
Acquisition costs			1.4
			89.6

Santos Acquisition Co. was incorporated in the United States on 29 June 2005.

2004

On 12 February 2004 the consolidated entity acquired 100% beneficial interest in SESAP Pty Ltd for $2. The fair value of the net assets at time of acquisition was $2.

Santos Direct Pty Ltd and Santos Egypt Pty Ltd were registered during the half-year ended 30 June 2004.

(b) Disposals of controlled entities

2005

No companies were disposed of during the half-year ended 30 June 2005.

2004

Santos Petroleum (NZ) Limited was removed from the New Zealand Companies Register during the half-year ended 30 June 2004.

12. Contingent Liabilities

There has been no material change to the aggregate of contingent liabilities since the last annual reporting date.

13. Explanation of Transition to Australian Equivalents to IFRSs

As stated in note 1, these are the consolidated entity's first consolidated interim financial statements for part of the period covered by the first AIFRS annual consolidated financial statements prepared in accordance with Australian Accounting Standards - AIFRSs.

The accounting policies in note 1 have been applied in preparing the financial statements for the six months ended 30 June 2005, the comparatives presented for 30 June 2004 and 31 December 2004, and in the preparation of an opening AIFRS balance sheet at 1 January 2004 (the consolidated entity's date of transition).

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRSs has affected the consolidated entity's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

There are no material differences between the cash flow statement presented under AIFRSs and the cash flow statement presented under previous GAAP.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

13. Explanation of Transition to Australian Equivalents to IFRSs (continued)

Reconciliation of equity

	Note	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Australian GAAP	Effect of transition to AIFRSs	AIFRSs
			1 January 2004			30 June 2004			31 December 2004	
Current assets										
Cash	a	111.1	-	111.1	169.2	2.9	172.1	128.0	(2.3)	125.7
Receivables	a	171.7	-	171.7	195.7	0.8	196.5	409.1	(2.5)	406.6
Inventories	a	112.4	-	112.4	111.6	0.7	112.3	117.3	(0.5)	116.8
Other	a	14.3	-	14.3	28.5	(0.1)	28.4	21.5	(0.2)	21.3
Total current assets		409.5	-	409.5	505.0	4.3	509.3	675.9	(5.5)	670.4
Non-current assets										
Exploration and development expenditure	a,b,c,e	2,953.8	(1,029.7)	1,924.1	3,005.0	(1,010.8)	1,994.2	3,214.3	(1,047.0)	2,167.3
Land and buildings, plant and equipment	a,c,e	1,840.8	(145.0)	1,695.8	2,002.7	(136.4)	1,866.3	2,058.7	(149.6)	1,909.1
Equity securities available for sale		11.7	-	11.7	1.2	-	1.2	1.2	-	1.2
Deferred tax assets	f	1.4	61.7	63.1	3.0	58.6	61.6	3.0	58.5	61.5
Other	d	1.1	9.6	10.7	7.4	7.9	15.3	2.9	5.4	8.3
Total non-current assets		4,808.8	(1,103.4)	3,705.4	5,019.3	(1,080.7)	3,938.6	5,280.1	(1,132.7)	4,147.4
Total assets		5,218.3	(1,103.4)	4,114.9	5,524.3	(1,076.4)	4,447.9	5,956.0	(1,138.2)	4,817.8

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

13. Explanation of Transition to Australian Equivalents to IFRSs (continued)

Reconciliation of equity (continued)

	Note	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs
		1 January 2004			30 June 2004			31 December 2004		
Current liabilities										
Payables	a	291.3	-	291.3	255.4	3.0	258.4	371.6	(1.1)	370.5
Deferred income		8.9	-	8.9	10.9	-	10.9	5.8	-	5.8
Interest-bearing liabilities		45.4	-	45.4	49.3	-	49.3	49.9	-	49.9
Current tax liabilities	a,f	29.3	-	29.3	0.4	2.8	3.2	11.2	2.8	14.0
Provisions	a,e	55.3	(6.9)	48.4	64.3	(6.6)	57.7	52.8	(6.0)	46.8
Other		10.6	-	10.6	36.1	-	36.1	14.7	(0.1)	14.6
Total current liabilities		440.8	(6.9)	433.9	416.4	(0.8)	415.6	506.0	(4.4)	501.6
Non-current liabilities										
Deferred income		18.8	-	18.8	17.0	-	17.0	16.3	-	16.3
Interest-bearing liabilities		963.3	-	963.3	1,359.3	-	1,359.3	1,209.5	-	1,209.5
Deferred tax liabilities	a,f	535.8	(89.1)	446.7	526.5	(93.2)	433.3	560.4	(66.8)	493.6
Provisions	a,d,e	116.0	73.6	189.6	125.0	70.0	195.0	131.6	70.6	202.2
Other		55.7	-	55.7	2.8	-	2.8	33.9	-	33.9
Total non-current liabilities		1,689.6	(15.5)	1,674.1	2,030.6	(23.2)	2,007.4	1,951.7	3.8	1,955.5
Total liabilities		2,130.4	(22.4)	2,108.0	2,447.0	(24.0)	2,423.0	2,457.7	(0.6)	2,457.1
Net assets		3,087.9	(1,081.0)	2,006.9	3,077.3	(1,052.4)	2,024.9	3,498.3	(1,137.6)	2,360.7
Equity										
Issued Capital		1,893.1	(0.5)	1,892.6	1,894.7	(0.5)	1,894.2	2,139.0	2.7	2,141.7
Reserves	a	(8.8)	(145.4)	(154.2)	(8.3)	(117.7)	(126.0)	(9.0)	(183.4)	(192.4)
Retained profits	g	1,203.6	(935.1)	268.5	1,190.9	(934.2)	256.7	1,368.3	(956.9)	411.4
Total equity		3,087.9	(1,081.0)	2,006.9	3,077.3	(1,052.4)	2,024.9	3,498.3	(1,137.6)	2,360.7

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

13. Explanation of Transition to Australian Equivalents to IFRSs (continued)

Notes to the reconciliation of equity

(a) Functional Currency

The functional currency adjustments reflect the adoption of the US dollar as the functional currency for the Timor Gap, Indonesian and Papua New Guinean operations. The asset carrying values are adjusted using the A$ to US$ exchange rate at each balance date with differences due to exchange rate movements reflected in the foreign currency translation reserve.

The effect is to decrease net assets by $152.3 million at 1 January 2004, increase net assets by $33.9 million at 30 June 2004 and decrease net assets by $31.8 million at 31 December 2004.

(b) Successful Efforts

The adoption of the successful efforts method of accounting for exploration and evaluation expenditure has resulted in the expensing of unsuccessful exploration costs.

The effect is to decrease exploration and evaluation assets by $712.8 million at 1 January 2004, $42.6 million at 30 June 2004, and $102.4 million at 31 December 2004.

(c) Impairment

Impairment is assessed at an asset level, or where an asset does not generate separately identifiable cash flows impairment is assessed on a cash generating unit basis, being the smallest grouping of assets that generates independent cash flows. Impairment is measured using discounted cash flows. Under previous GAAP, future cash flows were not discounted and assets were grouped together under a broader area of interest concept which included all of the producing assets within a geological basin.

The effect is to decrease exploration and development by $248.8 million at 1 January 2004, and increase by $34.5 million at 30 June 2004, and $73.2 million at 31 December 2004; decrease land and buildings, plant and equipment by $102.1 million at 1 January 2004, and increase it by $7.9 million at 30 June 2004, and $14.6 million at 31 December 2004.

(d) Employee benefits

Santos Ltd is the sponsor of a defined benefit superannuation plan. Under previous GAAP cumulative actuarial gains and losses on the defined benefit plan were not recognised on the balance sheet. At the date of transition a liability has been recognised in the provision for employee benefits. The liability is measured as the difference between the present value of the employees' accrued benefits at that date and the net market value of the superannuation fund's assets at that date.

The effect is to increase liabilities for employee benefits by $27.4 million at 1 January 2004, decrease by $4.9 million at 30 June 2004 and decrease by $9.5 million at 31 December 2004.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

13. Explanation of Transition to Australian Equivalents to IFRSs (continued)

Notes to the reconciliation of equity (continued)

(e) Restoration

Under AIFRs the liability for future restoration reflects the present value of the total expected restoration costs, and is capitalised as a component of oil and gas assets. Under previous GAAP, the cost of restoration was provided for over the life of the reserves.

The effect at 1 January 2004 is to increase exploration and development by $43.2 million, land and buildings, plant and equipment by $61.8 million, provisions by $39.6 million and retained earnings by $45.0 million.

(f) Income tax

Under previous GAAP income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. The tax-effect of timing differences, which occur when items where included or allowed for income tax purposes in a period different to that for accounting were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under AIFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

(g) Retained earnings

The effect of the above adjustments on retained earnings is as follows:

	Note	1 Jan 2004 $million	30 Jun 2004 $million	31 Dec 2004 $million
Functional currency	a	18.3	(0.3)	5.7
Successful efforts	b	(542.1)	(41.6)	(102.7)
Impairment	c	(283.9)	41.7	86.4
Employee benefits	d	(12.5)	3.2	5.3
Restoration	e	45.0	(4.4)	(11.9)
Deferred tax	f	(159.9)	2.3	(4.6)
		(935.1)	0.9	(21.8)

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

13. Explanation of Transition to Australian Equivalents to IFRSs (continued)

Reconciliation of profit

	Note	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs
		For the six months ended 30 June 2004			For year ended 31 December 2004		
Product sales		590.5	-	590.5	1,500.9	-	1,500.9
Cost of sales		(421.0)	36.4	(384.6)	(1,038.7)	64.5	(974.2)
Gross profit		169.5	36.4	205.9	462.2	64.5	526.7
Other income		9.2	-	9.2	194.3	9.0	203.3
Other expenses		(38.4)	(31.6)	(70.0)	(85.6)	(78.0)	(163.6)
Operating profit before net financing costs		140.3	4.8	145.1	570.9	(4.5)	566.4
Interest income		2.2	-	2.2	3.5	-	3.5
Finance costs		(13.9)	(9.2)	(23.1)	(33.6)	(17.5)	(51.1)
Net financing costs		(11.7)	(9.2)	(20.9)	(30.1)	(17.5)	(47.6)
Profit before tax		128.6	(4.4)	124.2	540.8	(22.0)	518.8
Income tax expense		(42.1)	3.2	(38.9)	(160.9)	(3.2)	(164.1)
Net profit after income tax attributable to the shareholders of Santos Ltd		86.5	(1.2)	85.3	379.9	(25.2)	354.7
Earnings per share (cents):							
Basic		12.8	(0.2)	12.6	58.6	(4.4)	54.2
Diluted		12.8	(0.2)	12.6	58.5	(4.3)	54.2

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

14. Changes in Accounting Policy

In the current financial year the consolidated entity adopted AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement". This change in accounting policy has been adopted in accordance with the transition rules in AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising available for sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of retained earnings, hedging reserve and fair value reserve at 1 January 2005.

The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 January 2005 is shown below:

	Note	AIFRSs 31 December 2004 $million	Impact of change in accounting policy $million	Restated 1 January 2005 $million
Equity securities available for sale	A	1.2	1.6	2.8
Commodity hedges	B	-	(11.1)	(11.1)
Interest rate swaps	C	-	40.4	40.4
Interest bearing liabilities	C	(1,259.4)	(43.8)	1,303.2
Deferred tax liabilities		(493.6)	3.8	(489.8)
Fair value reserve	A	-	(1.1)	(1.1)
Hedging reserve	B	-	7.8	7.8
Retained earnings	C	(411.4)	2.4	(409.0)

The transitional provisions will not have any effect in future reporting periods.

Notes to the reconciliation of financial instruments:

(a) Under previous GAAP, the consolidated entity recorded available for sale equity securities at cost. In accordance with AIFRSs, they should be recognised at fair value.

The effect in the consolidated entity is to increase "Equity securities available for sale" and "Fair value reserve" by $1.6 million and $1.1 million respectively ($1.6 million less related deferred tax of $0.5 million) at 1 January 2005.

(b) Under previous GAAP, the consolidated entity did not recognise derivatives at fair value on balance sheet. In accordance with AIFRSs derivatives are now recognised at fair value.

The effect in the consolidated entity at 1 January 2005 is to recognise a liability for commodity hedges of $11.1 million and a debit to "Hedging reserve" of $7.8 million ($11.1 million less related deferred tax of $3.3 million).

(c) The net ineffectiveness of interest rate swap hedges of $2.4 million ($3.4 million less related deferred tax of $1.0 million) has been charged to retained earnings.

15. Post Balance Date Events

The following events occurred subsequent to 30 June 2005, the financial effects of which have not been brought to account in the interim financial statements for the six months ended 30 June 2005:

(a) For dividends declared after 30 June 2005 refer note 6;

(b) On 1 July 2005, Santos Limited announced the execution of a definitive merger agreement to acquire Tipperary Corporation (Tipperary), as well as Slough Estates USA Inc.'s (Slough USA) 10% Interest in Tipperary Oil and Gas Australia Pty Ltd (TOGA) (a 90% subsidiary of Tipperary Corporation). On 5 July 2005, the Company further announced that it had entered into a definitive agreement with Slough Estate plc (Slough Estate), the parent company of Slough USA, to accelerate the acquisition of the Slough Group's interest in Tipperary and TOGA. Under that agreement, the Slough Group's interests, comprising a 54% shareholding in Tipperary, a 10% equity interest in TOGA and debt owed to Slough Estate by Tipperary were acquired through a wholly owned subsidiary effective on and from 13 July 2005 (US time). Total cash consideration for the acquisition, (including for the accelerated acquisition of the Slough Group's interests and the assumption of debt) is approximately US$466 million. The acquisition of the balance of the issued capital in Tipperary is subject to Tipperary Corporation shareholder approval which is expected early in the fourth quarter, and other customary conditions to completion.

Tipperary Corporation, a US publicly listed company, is not currently required to comply with AIFRSs, accordingly the disclosure of the effect of the acquisition on the Santos financial statements is not practicable as at the date of this report. However, the purchase price is represented predominantly by the acquisition of oil and gas assets.

(c) On 19 July 2005, Santos entered into an agreement to sell its 100% working interest in permit Retention Lease VIC/RL1, which contains the undeveloped Golden Beach gas field, to Cape Energy Group. The sale agreement is expected to be finalised by the third quarter of 2005, subject to government approval.

Directors' Declaration
for the half-year ended 30 June 2005

In the opinion of the Directors of Santos Ltd:

1. the financial statements and notes, set out on pages 1 to 29 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 30 June 2005 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated this 25th day of August 2005.

Signed in accordance with a resolution of the Directors:

Director

Director

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF SANTOS LTD

Scope

The financial report and directors' responsibility

The financial report comprises the consolidated interim statements of income, balance sheet, statement of recognised income and expense, cash flows, accompanying notes to the financial statements, and the directors' declaration for the Santos Ltd Consolidated Entity ("the Consolidated Entity"), for the half-year ended 30 June 2005. The Consolidated Entity comprises Santos Ltd ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1 "First-Time Adoption of Australian equivalents to International Financial Reporting Standards.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited

****
*** ACTIVITY MANAGEMENT REPORT TX ***
****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE		PGS.	RESULT
08/18 16:36	19256319119		2280	TRANSMIT		0	NG 00'00 0 #018
08/18 16:41	18012844680		2281	TRANSMIT		0	NG 00'00 0 #018
08/18 23:49	13144801530		2282	TRANSMIT		0	NG 00'00 0 STOP
08/18 23:49	13144801530		2283	TRANSMIT		0	NG 00'00 0 STOP
08/18 23:54	13144801505		2285	TRANSMIT		0	NG 00'00 0 STOP
08/18 23:57	13144801530		2284	TRANSMIT		0	NG 00'00 0 #018
08/19 10:39	13027396304		2286	TRANSMIT		0	NG 00'00 0 #018
08/19 10:48	13027396304		2287	TRANSMIT		0	NG 00'00 0 #018
08/19 11:07	13027396304		2288	TRANSMIT		0	NG 00'00 0 STOP
08/19 11:12	13027396304		2289	TRANSMIT		0	NG 00'00 0 #018
08/19 13:41	12127158000	KRAMER LEVIN	2290	TRANSMIT	ECM	6	OK 02'01
08/19 15:42	17039140571	P&BENEFITS OAPM	2291	TRANSMIT	ECM	2	OK 00'46
08/22 08:54	14106447711		2292	TRANSMIT	G3	1	NG 00'48 1
08/22 11:11	16046817622		2293	TRANSMIT	ECM	2	OK 00'44
08/22 15:42	16046817622		2294	TRANSMIT	ECM	3	OK 00'59
08/22 16:19	17039140556		2295	TRANSMIT	ECM	2	OK 00'41
08/22 17:41	18663603202		2296	TRANSMIT		0	NG 00'00 0 STOP
08/22 17:42	18663603202		2297	TRANSMIT	ECM	0	NG 00'16 1 STOP
08/22 17:44	18663603202		2298	TRANSMIT	ECM	2	OK 00'40
08/23 12:42	7833571		2299	TRANSMIT	ECM	3	OK 01'34
08/23 15:09	15408535132		2300	TRANSMIT	ECM	3	OK 01'15
08/24 09:28	16304070238	AHPC	2301	TRANSMIT	ECM	5	OK 01'40
08/24 11:59	18007578373		2302	TRANSMIT	ECM	1	OK 00'26
08/24 17:49	12127573990	PAUL, WEISS, RIF	2303	TRANSMIT	ECM	4	OK 01'19

****
*** ACTIVITY MANAGEMENT REPORT RX ***
****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE		PGS.	RESULT
08/19 14:14	2093390426	CORPORATE HQ	5247	AUTO FAX RX	ECM	5	OK 01'26
08/19 14:25			5248	AUTO FAX RX	ECM	2	OK 00'57
08/19 16:43	812 4828060		5249	AUTO FAX RX	ECM	1	OK 00'45
08/19 18:37			5250	AUTO FAX RX	ECM	1	OK 00'37
08/21 18:59	61 8 82342076	BRESAGEN	5251	AUTO FAX RX	ECM	5	OK 02'02
08/22 02:52			5252	AUTO FAX RX	ECM	7	OK 01'42
08/22 03:14			5253	AUTO FAX RX	ECM	7	OK 02'38
08/22 13:14	3013873378	LONG & FOSTER	5254	AUTO FAX RX	G3	10	OK 07'12
08/22 17:04	6049250746		5255	AUTO FAX RX	ECM	1	OK 00'34
08/22 17:45	3053587095		5256	AUTO FAX RX	ECM	3	OK 01'15
08/23 12:07	202 912 4830		5257	AUTO FAX RX	ECM	2	OK 00'57

08/23 16:18	212 2017001		5258	AUTO FAX RX ECM	1	OK	00'38
08/24 11:30	17868664913		5259	AUTO FAX RX ECM	16	OK	02'59
08/24 11:36			5260	AUTO FAX RX ECM	2	OK	00'50
08/24 14:13	978 468 6691		5261	AUTO FAX RX ECM	2	OK	00'31
08/24 19:34			5262	AUTO FAX RX ECM	42	NG	26'10
						42	

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF SANTOS LTD

Scope

The financial report and directors' responsibility

The financial report comprises the consolidated interim statements of income, balance sheet, statement of recognised income and expense, cash flows, accompanying notes to the financial statements, and the directors' declaration for the Santos Ltd Consolidated Entity ("the Consolidated Entity"), for the half-year ended 30 June 2005. The Consolidated Entity comprises Santos Ltd ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1 "First-Time Adoption of Australian equivalents to International Financial Reporting Standards.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the interim financial report of Santos Ltd is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Consolidated Entity's financial position as at 30 June 2005 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

Peter A Jovic
Partner

Adelaide
25 August 2005

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the consolidated financial report of the consolidated entity, being Santos Ltd (***Company***) and its controlled entities, for the half-year ended 30 June 2005 and the auditors' review report thereon.

1. Review and Results of Operations

A review of the operations and of the results of those operations of the consolidated entity during the half-year is as follows:

Production and Sales

Total production volumes for the 2005 first half of 26.3 million boe were 5.1 million boe higher than the 2004 first half. The higher production volumes are principally attributable to reinstatement of the Moomba plant following the January 2004 incident, a full half year production in 2005 as a result of the start up of the liquids recycle project at Bayu-Undan late in the first quarter of 2004 and the commencement of oil production at Mutineer-Exeter late in the first quarter of 2005.

Sales volumes for the 2005 first half of 28.7 million boe were 6.7 million boe higher than the 2004 first half. Sales volumes were impacted by the higher production noted above combined with the purchase of third party gas offset by timing of shipments for oil and condensate.

In US dollar terms, the average oil price realised by the Company was 56.7% higher in the first half of 2005 compared to the first half of 2004 and the average US dollar condensate price was 51.1% higher. The Australian dollar was stronger against the US dollar in the first half-year 2005 (average 0.7701) as compared to first half-year 2004 (average 0.7192). In Australian dollar terms, the average oil price realised by the Company was 41.0% higher than in the first half of 2004 and the average condensate price was 36.0% higher. The LPG price realised in Australian dollars was 15.8% higher. The average gas and ethane price realised increased by 10.0%.

Product sales revenue for the first half of 2005 increased by 72.6% to $1,019.1 million. The $428.6 million increase in revenue reflects higher volumes for all products and higher average realised prices.

Significant Items

The results for the first half-year 2005 include the following significant items: impairment reversal net of depreciation and depletion of $85.9 million and accelerated depreciation due to East Spar shut-in of $18.5 million. The results for the first half-year 2004 included the following significant expense items: organisation restructure costs of $21.8 million and additional operating costs associated with the Moomba plant fire of $8.3 million.

Net Profit and Earnings Per Share

The 2005 first half-year net profit attributable to shareholders of $289.5 million is $204.2 million higher than in 2004 and includes the net significant gain items after tax of $47.1 million (2004: $21.1 million expense). The underlying net profit after tax of $242.4 million is $136.0 million higher than in 2004 due to higher sales volumes and higher realised average product prices.

Earnings per share were 46.9 cents, compared with the corresponding result of 12.6 cents in 2004.

Shareholders' Equity / Dividends

Shareholders' equity at 30 June 2005 was $2,554.5 million.

On 25 August 2005, Directors declared:-

(i) that a fully franked interim dividend of 18.0 cents per fully paid ordinary share be paid on 30 September 2005 to shareholders registered in the books of the Company at the close of business on 6 September 2005; and

(ii) that in accordance with the Terms of Issue, a fully franked dividend of $2.6538 per Franked Unsecured Equity Listed Securities be paid on 30 September 2005 to holders registered in the books of the Company at the close of business on 6 September 2005.

The 2005 interim dividend of 18.0 cents per fully paid ordinary share compares with the 2004 interim dividend of 15 cents per share, fully franked, declared and paid in 2004.

Cash Flow

The net cash inflow from operating activities was $565.3 million or $372.7 million higher than the 2004 first half inflow of $192.6 million. The higher cash flows are principally attributable to higher sales volumes and higher realised average product prices.

Net Debt / Leverage Ratio

Net debt stood at $1,293.5 million at 30 June 2005, which was $159.8 million higher than at the beginning of the year due principally to the ongoing major project development activity.

At 30 June 2005, the leverage ratio was 33.6% compared to 32.4% at the beginning of 2005.

Exploration and Evaluation

Expenditure on exploration and evaluation in the first half of 2005 was $122.4 million, compared with $85.3 million for the corresponding period in 2004.

During the first half of 2005, nine wildcat exploration wells were drilled and the drilling of one well spudded in the fourth quarter of 2004 was completed while one well spudded in the fourth quarter of 2004 was still in progress. Of the nine wells finished during the half, two wells discovered oil or gas with the commercial significance still to be determined.

A further fourteen evaluation wells were drilled during the first half of 2005 with three wells in progress on 30 June 2005. Of the eleven wells finished in the first half, three were successful and two of the wells in progress on 30 June 2005 were subsequently successful.

Oil and Gas Asset Expenditure

Expenditure on development, including plant and equipment and development wells, in the first half of 2005 was $335.8 million, compared with $303.0 million for the corresponding period in 2004. The first half of 2005 development programme included expenditure on the Mutineer-Exeter, Casino, John Brookes, Oyong and Bayu-Undan development projects together with various projects within the Cooper Basin. Some forty-five development wells were drilled during the first half: twenty-five wells were cased and suspended as future production wells; fourteen wells were drilling at the end of the first half; and six wells were plugged and abandoned.

Business Development

During the first half of 2005 Santos acquired Basin Oil Pty Ltd which holds all of OMV Petroleum Pty Ltd's Cooper Basin and Gippsland Basin assets effective 1 January 2005. The interests acquired include 2.1% of the South Australian Cooper Basin, 40% of Production Licence VIC/L21 containing the Patricia-Baleen gas field and its associated onshore processing facility at Orbost, 40% of Retention Lease VIC/RL3 containing the Sole gas field, 33% of Retention Lease VIC/RL1 containing the Golden Beach gas field and 33% of Exploration Permit VIC/P55.

During June 2005, an application was made for a production licence over the Kipper field in the Gippsland Basin as a result of an agreement being reached between the Kipper Joint Venture and the Esso-BHP Billiton Gippsland Basin Joint Venture on access arrangements for the processing of Kipper gas through the Gippsland Basin Joint Venture's existing facilities. After unitisation, the Santos Group will have a 14% interest in the Kipper field.

Post Balance Date Event

On 1 July 2005, Santos Limited announced the execution of a definitive merger agreement to acquire Tipperary Corporation (***Tipperary***), as well as Slough Estates USA Inc.'s (***Slough USA***) 10% interest in Tipperary Oil and Gas Australia Pty Ltd (***TOGA***) (a 90% subsidiary of Tipperary Corporation). On 5 July 2005, the Company further announced that it had entered into a definitive agreement with Slough Estate plc (***Slough Estate***), the parent company of Slough USA, to accelerate the acquisition of the Slough Group's interest in Tipperary and TOGA. Under that agreement, the Slough Group's interests, comprising a 54% shareholding in Tipperary, a 10% equity interest in TOGA and debt owed to Slough Estate by Tipperary were acquired through a wholly owned subsidiary effective on and from 13 July 2005 (US time). Total cash consideration for the acquisition (including for the accelerated acquisition of the Slough Group's interests and the assumption of debt) is approximately US$466 million. The acquisition of the balance of the issued capital in Tipperary is subject to Tipperary Corporation shareholder approval which is expected early in the fourth quarter, and other customary conditions to completion.

On 19 July 2005, Santos entered into an agreement to sell its 100% working interest in Retention Lease VIC/RL1, which contains the undeveloped Golden Beach gas field, to the Cape Energy Group. The sale agreement is expected to be finalised by the third quarter of 2005, subject to government approval.

2. Directors

The names of Directors of the Company in office during or since the end of the half year are:-

Surname	Other Names	
Barnett	Peter Charles	
Dean	Kenneth Alfred	Appointed 23 February 2005
Ellice-Flint	John Charles (Managing Director)	
Gerlach	Stephen (Chairman)	
Harding	Richard Michael	
McGregor	Graeme William	
O'Leary	Michael Anthony	
Recny	Christopher John	Appointed 23 February 2005
Sloan	Judith	

Each of the above named Directors held office during and since the end of the half year.

3. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts have been rounded off in accordance with that Class Order, unless otherwise indicated.

4. Auditor's Independence Declaration

A copy of the auditor's independence declaration as required by section 307C of the *Corporations Act 2001* is set out on the following page and forms part of this report.

This report is made out on 25 August 2005 in accordance with a resolution of the Directors.

Director **Director**

25 August 2005

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Santos Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 30 June 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

P Jovic
Partner

Adelaide

25 August 2005



Delivering Growth

2005 Interim Results

25 August 2005

Santos

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Agenda

- Overview
- Financial performance
- Delivering Growth:
  - Enhancing existing core areas
  - Maturing emerging core areas
  - Identifying new core areas
- Q&A

Santos

Record First Half Result

John Ellice-Flint
CEO & Managing Director

	2005		
Production (mmboe)	**26.3**	21.2	24
Sales revenue ($m)	**1019.1**	590.5	73
Net profit after tax ($m)	**289.5**	85.3	240
Operating cash flow ($m)	**565.3**	192.6	194
Gearing (%)	**33.6**	37.9	-4.3
Dividend (cents)	**18.0**	15.0	20
TSR (% annualised)	**73.0**	12.6	

Santos


Safety Continues to Improve
…45% reduction over 3 years
Total Recordable Case Frequency Rate
(recordable injuries per million work hours)
Full Year 2002
Full Year 2003
Full Year 2004
YTD 2005 = 4.9
10
8
6
4
2
0
Jan-03
Jan-04
Jan-05
Jul-05
Santos


Focused Growth Strategy
Identifying
New Core Areas
North Africa, Central & SE Asia, USA
Maturing
Emerging Core Areas
Indonesia, Timor/Bonaparte, PNG
Enhancing
Existing Core Areas
Eastern Australia conventional gas and oil, CSG
Western Australia gas and oil
2001
2003
2005
2007
2009
2011
2013
Santos

Growth Strategy is Delivering

CONTINUATION OF INTERRUPTED FACSIMILE TRANSMISSION
Job Number: 52217529-008-2

3 of 27 pages (excluding this cover sheet) were previously delivered at:
Wed 24 Aug 2005 08:08:26 PM EDT


Growth Strategy is Delivering
Mutineer-Exeter start-up
Cooper oil production +20%
Bayu-Undan condensate
Average gas price +10%
Earnings Momentum
Maleo sanctioned
Oyong in development
Casino development drilling above expectations
Bayu-Undan pipeline completed
John Brookes good appraisal results
Jeruk 3D seismic acquired
Near Term Growth
Exploration successes
(Hiu Aman, Hurricane, Henry, Cooper Oil)
1.5 bn boe contingent resources
Tipperary acquisition
Longer Term Optionality
Santos


Strong Offshore Development Progress
Measured progress as at end Dec 2004
%
100
80
60
40
20
Bayu-Undan Liquids
Minerva
Mutineer-Exeter
Bayu-Undan LNG
John Brookes
Casino
Jeruk
Maleo
Oyong
Kipper
Sole
Santos


Strong Offshore Development Progress
Measured progress as at end July 2005
%
100
80
60
40
20
Progress (Post sanction)
Bayu-Undan Liquids
Mutineer-Exeter
Bayu-Undan LNG
Minerva
John Brookes
Casino
Oyong
Maleo
Jeruk
Kipper
Sole
Santos


Delivering Growth
Peter Wasow
Chief Financial Officer
Overview
Financial performance
Delivering Growth
Maturing emerging core areas
Identifying new core areas
Q&A
Santos


Underlying Profit Up 48%...
$m
300
250
200
150
100
50
0
85
79
164
105
(27)
242
48
290
Non-recurring Items*
Operating Items
Exploration Expensed
Non-recurring Items*
1st Half 2004
Adjusted 1st Half 2004
Recurring Profit
1st Half 2005
Santos


First Half 2005 Story Board
Bayu-Undan commences
Moomba recovered
Novus assets acquired
Minerva start up
OMV acquired
Mubneer-Exeter start up
Oyong sanctioned
Maleo sanctioned
Tipperary acquisition
Jan 1
Feb
Mar
Apr
May
Jun
Jun 30
Onshore Otway sold
East Spar shut in
Bayu-Undan shut in for de-bottlenecking
Golden Beach sold
Higher domestic gas prices; higher oil prices; cost pressure; rig constraints
Hurricane
Hiu Aman
Dulu
Tanggulangin
Hardy
Matrix
Taringle
Henry
Sdimpee
Santos


Production Grows
mmboe
30
28
26
24
22
20
18
16
14
12
10
21.2
4.0
25.2
(1.7)
(0.5)
(1.7)
0.8
0.9
3.3
26.3
Moomba Incident
East Spar
Legendre /Stag
Cooper Basin
Field Improvement
Acquistions/ Divestments
New Projects
1st Half 2004
1st Half 2005
Santos



Sales Grow Faster
$m
Controllable Items
Market
1100
1000
900
800
700
600
500
400
590
103
Moomba Incident
693
26
Mix
48
Gas Volumes
59
Liquids Volumes
38
Gas Prices
194
Liquids Prices
(39)
USD Weakness
1,019
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Production Costs Inch Higher
$m
Increase in Volumes
Increased Costs
170
160
150
140
130
120
110
100
90
80
70
127
8
Moomba Incident
119
(14)
Acquisitions
(16)
New Fields
(16)
165
1st Half 2004
Production Cost
$5.98/boe
Production Cost
$5.67/boe
1st Half 2005
Production Cost
$6.29/boe
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Savings Projects Reduce Cost Pressure
Supply & contracting 17
Drilling 10
Organisational redesign 6
Engineering initiatives 5
Shared business services 5
Other savings 11
56
A$m
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Margins Higher
Controllable Items
17.78
1.58
Moomba Incident
19.36
0.36
Gas Volumes
1.55
Liquids Volumes
1.25
Gas Prices
(0.63)
Costs
5.61
Liquids Prices
27.50
1st Half 2004
1st Half 2005
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EBITDAX Surges
$m
900
800
700
600
500
400
300
200
100
0
355
111
466
34
59
155
(2)
(17)
695
Moomba Incident
Volumes
Gas Prices
Liquids Prices
Other
Costs
1st Half 2004
1st Half 2005
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Impairment Write-back
Impairment reversal $98m
After tax impairment reversal $68m
Increased DD&A $12m
Impairment History
AIFRS transition 1 January 2004 $351m write-down
Half year 30 June 2004 no movement
Year end 31 December 2004 $5m reversal
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Depreciation, Depletion & Amortisation
$m
Increased Volumes
Rate Increase
One-offs
300
275
250
225
200
175
150
125
100
75
50
25
0
172
(19)
Moomba Incident
191
(13)
Acquisitions / Disposals
(23)
New Fields
16
Other
(13)
YE 04 Reserves & FDC's
(19)
Asset Additions
(18)
East Spar shut in
(12)
Impairment Reversal
273
1st Half 2004
$8.11/boe
$8.03/boe
$9.78/boe
1st Half 2005
$10.38/boe
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Exploration & Evaluation Expense

[illegible]

	Incurred	Expensed	Incurred	Expensed
Seismic, G&G, studies	33.9	33.7	30.2	30.2
Drilling	75.8	37.6	41.2	7.0*
Total	109.7	71.3	71.1	37.2

* Includes $[illegible]m credit for previous period drilling claims settlement

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NPAT: Structural Improvement
$m
350
300
250
200
150
100
50
0
85
64
Moomba Incident
149
10
Volumes
43
Gas Prices
107
Liquids Prices
(25)
Costs (inc DD&A)
(27)
Exploration & Evaluation Expense
60
Impairment
(27)
Other
290
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Cash Flow Growth Strong
Half yearly operating cash flow
$m
Tax change
12% CAGR
Moomba Incident
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Delivering Growth

John Ellice-Flint
CEO & Managing Director

- Overview
- Financial performance
- ▶ Delivering Growth
  - Enhancing existing core areas
  - Maturing emerging core areas
  - Identifying new core areas
- Q&A

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Focused Growth Strategy



Production 89%
2P Reserves 78%
Contingent Resources 26%
Enhancing
Existing Core Areas
Eastern Australia conventional gas and oil, CSG
Western Australia gas and oil
2001
2003
2005
2007
2009
2011
2013

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Existing Core Areas
Eastern Australia Gas & Oil
Leading position in gas market
Established infrastructure
Exploration opportunities
Carnarvon
Surat/
Bowen
Cooper
Otway
Gippsland
Western Australia Gas & Oil
Asset diversity
Established infrastructure
Commercialisation opportunities
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Coal Seam Gas Position
World class asset
Proximity to markets
Infrastructure, cost synergies
Production growth
Increased exploration acreage
Fairview Field
Brisbane
100
Gas pipeline
Oil pipeline
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Eastern Gas Commercialisation

- Interests in all major supply basins
- Extensive infrastructure
- Gas marketing expertise
- Swap opportunities
- Innovative contracting options
- Storage infrastructure


LNG
SA
NSW
P-B Hub

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Southern Gas Developments

Casino (50%, operator)

- 35 PJ/yr, 283 PJ 2P
- Construction 63% complete
- Henry 1 discovery to supplement Casino

Patricia-Baleen Hub (100%)

- Acquired OMV & Trinity interests
- Reviewing potential for third party processing





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Western Australian Oil & Gas
• Commenced production March 2005
• 3 months early, 10% under budget
• Averaged 72,000 bopd in Q2
• Current rate >80,000 bopd
• Rapid payback
John Brookes (45%)
• Successful appraisal drilling
• Development drilling completed
• CO₂ removal facility accelerated
• Startup expected September 2005
• More gas sold (Wambo)
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Second Phase – Emerging Core Areas
Production 7%
Contingent
Maturing
Emerging Core Areas
Indonesia, Timor/Bonaparte, PNG
2001
2003
2005
2007
2009
2011
2013
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Emerging Core Areas
Papua New Guinea Gas & Oil
• 391 mmboe contingent resource, including 25% of Hides
West Natuna
Kutei
East Java
Papua New Guinea
Timor Sea
Browse
Timor / Bonaparte Gas & Oil
• LNG infrastructure
• Drilling material prospects
• Large contingent gas resources
Indonesia Gas & Oil
• Material portfolio
• Multiple exploration targets
• Acreage position
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Northern Australia Gas Developments
Bayu-Undan Liquids
• Statutory inspection, pipeline tie in and debottlenecking completed
• 100,000+ bpd liquids post shutdown
Bayu-Undan LNG
• Ramp up to 3 MT/yr from early 2006
• Strategic infrastructure
• LNG contracts formalised
• Exploration drilling at Caldita and Firebird
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Indonesia Core Area Established
Acreage Acquisition & Evaluation
East Java
Kutei
North Bali
Development
Oyong
Maleo
Production
Brantas
Kakap
Exploration
Nyari
Herbras
Banjar Panji
Appraisal
Jeruk
Hiu Aman
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Indonesian Gas Developments
Oyong (45%, operator)
• First phase: oil production to start end 2005 to early 2006
• Development drilling in progress
• Second phase: gas likely 2007
Maleo (75%, operator)
• Gas sales agreement signed
• Start-up second half 2006
• Gas reserves sold for electricity
• Production up to 115 TJ/d
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East Java Update

Regional Exploration

- 3D seismic survey acquired
- Data being processed
- Two to three wells planned to be drilled during second half

Jeruk (45%, operator)

- Jeruk 2 ST5 in progress
- Jeruk 2 ST4 data being assimilated into models



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Jeruk Appraisal Timeline


03
2004
2005
06
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Jeruk 1 discovery
Jeruk 2 appraisal
Jeruk 2 re-entry
3D seismic acquisition
3D seismic processing
3D seismic interpretation
New appraisal drilling

- Appraisal drilling may extend through to late 2006
- Early production concept design continues in parallel

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Kutei Update
Acquired 50% operated interest in Donggala PSC*
Three wells drilled YTD
Discovered gas and oil at Hiu Aman
2006 exploration and appraisal drilling program in preparation
Popodi PSC
Donggala PSC
Papalang PSC
Hiu Aman
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Third Phase – New Core Areas
Production
2P Reserves
Contingent
Resources
Identifying
New Core Areas
North Africa, Central & SE Asia, USA
2001
2003
2005
2007
2009
2011
2013
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Kyrgyzstan Update

CONTINUATION OF INTERRUPTED FACSIMILE TRANSMISSION
Job Number: 52217529-008-2

20 of 27 pages (excluding this cover sheet) were previously delivered at Wed 24 Aug 2005 08:39:32 PM EDT

Kyrgyzstan Update

- Recent farm-in; due diligence review in progress
- Staged work program 2005 to 2008
- 16,500 km² in 10 blocks
- Earning 80% equity


Bishkek
Kyrgyzstan
Fergana
China

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Outlook

- Production
  - Increased to 55 mmboe in 2005
  - At least 10% further growth in 2006
- Development
  - Start-up of John Brookes
  - Progress at Casino, Oyong, Bayu-Undan, Maleo, Fairview
- Appraisal
  - John Brookes, Reindeer, Jeruk, Legendre, Hurricane, Hiu Aman
- Exploration
  - 19 wildcats in second half

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Delivering Growth
John Ellice-Flint
CEO & Managing Director
Overview
Financial performance
Delivering Growth
Expanding existing core areas
Maturing emerging core areas
Identifying new core areas
Q&A
Santos



Santos